SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM FUNDS GROUP


On February 24, 2005, the Board of Trustees (the "Board") of AIM Funds Group on behalf of AIM Mid Cap Basic Value (the "Fund") adopted resolutions approving changes to delete the sentence, "Under normal conditions, the top 10 holdings may comprise at least a third of the portfolio's net assets."